[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission File Number 1 - 12777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AZZ incorporated Employee Benefit Plan & Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AZZ incorporated
One Museum Place
3100 West 7th Street, Suite 500
Fort Worth, Texas 76107

REQUIRED INFORMATION

The AZZ incorporated Employee Benefit Plan & Trust is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the AZZ incorporated Employee Benefit Plan & Trust prepared in accordance with the financial reporting requirements of ERISA.

AZZ incorporated
Employee Benefit Plan and Trust

Financial Statements

Years Ended December 31, 2014 and December 31, 2013
with Report of Independent
Registered Public Accounting Firm

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year)	12
Form 5500, Schedule H, line 4a - Schedule of Delinquent Participant Contributions	13
Signatures	14
Exhibit Index	15

NOTE:
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
AZZ incorporated Employee Benefit Plan and Trust
Fort Worth, Texas

We have audited the accompanying statements of net assets available for benefits of AZZ incorporated Employee Benefit Plan and Trust (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AZZ incorporated Employee Benefit Plan and Trust as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2014, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEAVER AND TIDWELL, L.L.P.
Dallas, Texas
July 10, 2015

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL	WEAVER AND TIDWELL LLP CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS	12221 MERIT DRIVE, SUITE 1400, DALLAS, TX 75251 P: 972.490.1970 F: 972.702.8321

AZZ incorporated Employee Benefit Plan and Trust

Statements of Net Assets Available for Benefits

	December 31, 2014	December 31, 2013
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$88,795,361	$84,541,692
AZZ incorporated common stock	844,580	1,007,860
Money market fund	5,740,358	6,200,305
Total investments	95,380,299	91,749,857

Receivables:
Employer contributions	280,186	212,574
Participant contributions	328,480	190,319
Notes receivable from participants	4,255,639	3,993,047
Other	—	80,613
Total receivables	4,864,305	4,476,553

Total assets	100,244,604	96,226,410

Liabilities	—	—

Net Assets Available for Benefits	$100,244,604	$96,226,410

See accompanying notes to financial statements.         2

AZZ incorporated Employee Benefit Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31, 2014	December 31, 2013
Additions to Net Assets
Investment income:
Interest and dividend income	$6,070,559	$2,965,525
Net realized and unrealized gain (loss)	(800,954)	11,027,309
Total investment income	5,269,605	13,992,834

Contributions received or receivable:
Employer	3,617,393	11,369,636
Participants	7,460,327	6,227,969
Others (including rollovers)	472,009	8,981,197
Total contributions	11,549,729	26,578,802

Total additions	16,819,334	40,571,636

Deductions from Net Assets
Benefits paid to participants	12,655,282	11,429,079
Other fees/expenses	145,858	100,831
Total Deductions	12,801,140	11,529,910

Net increase in net assets available for benefits	4,018,194	29,041,726

Net assets available for benefits at beginning of year	96,226,410	67,184,684

Net assets available for benefits at end of year	$100,244,604	$96,226,410

See accompanying notes to financial statements.         3

AZZ incorporated Employee Benefit Plan and Trust
Notes to Financial Statements

A. Description of the Plan

The following description of the AZZ incorporated Employee Benefit Plan and Trust (the “Plan”) provides only general information. The Plan is sponsored by AZZ incorporated (the “Company”). Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed ninety days of service and attained 18 years of age. Eligibility for profit sharing begins after one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 1, 2008, the Plan was amended to become a safe-harbor Qualified Automatic Contribution Arrangement (“QACA”), pursuant to Section 401(k)(13) of the Code, as added by the Pension Protection Act of 2006.

Effective August 1, 2009, the Company adopted the Mass Mutual Defined Contribution Prototype Plan and Trust and appointed State Street Trust as trustee of the trust established under the Plan. Plan assets were moved to Mass Mutual effective August 1, 2009.

Effective June 3, 2011, the trustee of the plan was changed from State Street Trust to Reliance Trust Company.

Contributions

Participants may elect to contribute from 1% to 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The Company provides discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company’s Board of Directors.

Participants may elect to commence voluntary contributions or modify the amount of voluntary contributions made on the first day of each quarter within the Plan year.

Participants who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year may make catch-up contributions in accordance with, and subject to the limitations imposed by the Code.

Historically, the Company has contributed discretionary profit sharing amounts to the Plan as determined annually by the Company’s Board of Directors. Effective March 1, 2013 for the Company’s fiscal year ending February 28, 2014 and going forward, any profit sharing amounts authorized by the Company’s Board of Directors will be deposited in a new plan. All profit sharing amounts contributed to this plan in the past will remain in this plan and be subject to the vesting and forfeiture provisions relevant to such employer contributions as in the past.

Participant Accounts

A separate account is maintained for each participant and is credited with participant contributions, Company contributions, and actual earnings thereon as well as forfeitures of terminated participants’ non-vested accounts.

AZZ incorporated Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are first used to pay plan expenses and any remainder is to be reallocated among the remaining participants in the proportion that each participant’s compensation for the period bears to the total compensation of all participants for the period. Reallocation will be completed the period following in which the forfeiture occurs.

At December 31, 2014 and December 31, 2013, net assets available for benefits included approximately $65,423 and $143,351 of unallocated forfeitures respectively. Unallocated forfeiture amounts at December 31, 2014 will be appropriately allocated during the 2015 Plan year. $252,024 of unallocated forfeiture amounts were allocated during the current period.

Investment Options

Unless specifically electing not to defer, all employees are automatically enrolled in the plan in accordance with the terms and provisions of the Safe Harbor Amendment. Participants may direct contributions to their account in a variety of investment options, which vary in degree of risk, with the exception of AZZ incorporated common stock for which participants may only hold or sell existing shares. Participants may change their investment options at any time. Investments are held by Mass Mutual, the record keeper, funding agent, and a party-in-interest. Under a trust agreement with the Company, Reliance Trust Company is the directed trustee. The Plan’s assets are invested in accordance with directions provided by the Company.

Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participant’s share of matching contributions and profit sharing contributions and earnings and losses thereon which were contributed to the plan prior to March 1, 2008 vest in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Effective March 1, 2008, the participants of Qualified Automatic Contribution Agreement (“QACA”) matching contributions and earnings and losses thereon vest in accordance with the Safe Harbor provisions and the following schedule:

Years of Service	Vesting Percentage

Less than 2 years	0%
2 years	100%

Profit sharing contributions continue to vest over the five year vesting schedule.

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

AZZ incorporated Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to fifteen (15) years. The loans are secured by the balance in the participant’s account and bear interest at prime at the time of loan origination. Interest rates for loans at the end of 2014 ranged from 3.25% to 7.25%. Principal and interest are paid ratably through payroll deductions.

Participant Withdrawals

On termination of service, if a participant’s vested benefits are less than $1,000, the benefit is payable in a lump sum. If the vested benefit is greater than $1,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary. Prior to termination of service, a participant may elect to receive all or any portion of their accrued benefit if the participant has participated in the Plan at least five years and is 100% vested.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value as of the end of the Plan period.

Purchases and sales of securities are recorded on the trade dates. Gains or losses on sales of securities are calculated using the average cost of the securities sold. Interest income is recorded on the accrual basis.

All investments and un-invested cash were held by Mass Mutual under a trust agreement. The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

Contributions

Participant and employer contributions are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

AZZ incorporated Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. The Company or the Plan pays administrative expenses of the Plan. Administrative expenses paid by the Plan are properly reflected in the accompanying statements of changes in net assets available for benefits.

Subsequent Events

The Plan evaluated all events or transactions that occurred after December 31, 2014 through July 10, 2015 the date these financial statements were issued.

C. Investments

At December 31, 2014 and December 31, 2013, individual investments that represented 5% or more of net assets available for benefits were as follows:

December 31, 2014

MFS Value Fund	$9,822,867
Premier Money Market Fund	5,706,841
American Century Growth Fund	11,481,379
American Funds EuroPacific Growth Fund	6,693,588
Northern Trust Select - Indexed Equity Fund	6,437,377
PIMCO Total Return Fund	10,476,624
Columbia Mid-Cap Growth Fund	6,366,886
T. Rowe Price Indexed 2025 Retirement Fund	6,163,654
T. Rowe Price Indexed 2030 Retirement Fund	7,287,005

December 31, 2013

MFS Value Fund	$9,623,271
Premier Money Market Fund	6,167,324
American Century Growth Fund	10,444,855
American Funds EuroPacific Growth Fund	7,156,558
Mass Mutual Select - Indexed Equity fund	5,659,817
PIMCO Total Return Fund	10,468,359
Columbia Mid-Cap Growth Fund	7,316,474
T. Rowe Price Indexed 2025 Retirement Fund	5,825,507
T. Rowe Price Indexed 2030 Retirement Fund	6,974,088

During the plan years ended December 31, 2014 and December 31, 2013 net realized and unrealized gains (losses) were comprised of the following:

AZZ incorporated Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

	December 31, 2014	December 31, 2013

Mutual funds	(765,866)	10,806,347
AZZ incorporated common stock	(35,088)	220,962

Net realized and unrealized gains (losses)	(800,954)	11,027,309

D. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy has been established that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels are defined as follows:

- Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3: Unobservable inputs that are not corroborated by market data.

A description of the methodologies used to measure the fair value of assets and liabilities follows. These methodologies were consistently applied to all assets carried as of December 31, 2014 and December 31, 2013. The methodology used to measure each major category of assets and liabilities is as follows:

- Mutual funds: Valued based on quoted market prices of the underlying assets provided by the trustee and are classified within Level 1 of the valuation hierarchy.

- Common stock: Valued at the closing price reported on the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.

- Money market fund: Valued based on the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

AZZ incorporated Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

	Fair Value Measurements at December 31, 2014

	Total Carrying Value as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$844,580	$844,580
Growth Funds	24,541,853	24,541,853
Income Funds	563,437	563,437
Indexed Equity Funds	6,437,377	6,437,377
Total Return Funds	10,476,624	10,476,624
Target Date Funds	36,953,203	36,953,203
Money Market Funds	5,740,358	5,740,358
Value Fund	9,822,867	9,822,867

Total Investments at Fair Value	$95,380,299	$95,380,299

	Fair Value Measurements at December 31, 2013

	Total Carrying Value as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$1,007,860	$1,007,860
Growth Funds	24,917,887	24,917,887
Income Funds	187,852	187,852
Indexed Equity Funds	5,659,817	5,659,817
Total Return Funds	10,468,359	10,468,359
Target Date Funds	33,684,506	33,684,506
Money Market Funds	6,200,305	6,200,305
Value Fund	9,623,271	9,623,271

Total Investments at Fair Value	$91,749,857	$91,749,857

E. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

F. Income Tax Status

The plan obtained its latest determination letter on January 4, 2012, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Effective March 1, 2008, the Plan was amended to become a safe-harbor Qualified Automatic Contribution Arrangement (“QACA”), pursuant to Section 401(k)(13) of the Code, as added by the Pension Protection Act of 2006. As required

AZZ incorporated Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

by section 401(k) of the Code, the Plan provides that employees may not receive a distribution of their employee deferral contributions while actively employed by AZZ, unless they have attained age 59½, or have experienced a financial hardship.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) and believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions. The Internal Revenue Service initiated a review of the Plan in 2013. The review of the Plan has not been completed as of December 31, 2014. The plan’s management believes it is no longer subject to income tax examinations for years prior to 2011.

G. Plan Amendments

Effective January 1, 2013, the plan was amended to exclude all fringe benefits, expense reimbursements, deferred compensation and welfare benefits from plan compensation for deferral and employer contributions other than matching contributions; that plan compensation shall be deemed “§125 compensation” as defined in section 1.126 of the plan, and to change the compensation period and period for determining the employer contribution to that of the company fiscal year: March 1 to February 28.

Effective April 1, 2013, the plan was amended to add Aquilex SMS LLC, Aquilex Specialty Repair and Overhaul LLC and Aquilex WSI LLC as related employers, to update the ‘service with a predecessor employer’ information to include Aquilex SMS LLC, Aquilex Specialty Repair and Overhaul LLC and Aquilex WSI LLC and to identify protected benefits specific to participants rolling into the plan from Aquilex SMS LLC, Aquilex Specialty Repair and Overhaul LLC.

Effective July 11, 2014, the plan was amended to add AZZ Galvanizing - Minneapolis as a related and participating partner and to update the ‘service with a predecessor employer’ information to include Zalk Steel and Supply Co.

H. Party-In-Interest Transactions

Certain investments of the Plan include shares of common stock of AZZ incorporated, the plan sponsor. Transactions in the stock qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan held 17,399 shares and 19,880 shares, respectively, of AZZ common stock. For the years ended December 31, 2014 and December 31, 2013, the Plan recorded an investment loss on the AZZ stock of $35,088 and an investment gain of $202,962, respectively.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

I. Delinquent Participant Contributions

During the year ended December 31, 2014, the Company failed to segregate certain participant contributions (salary reduction and loan repayment amounts) from its general assets within the time period as specified by DOL regulations. Failure to segregate and remit employee contributions within the specified time period is a prohibited transaction according to the provisions of ERISA and the Internal Revenue Code.

The contributions that were not segregated and remitted in a timely manner totaled $2,599,772 for the year ended December 31, 2014. In 2014, the Company remitted to the plan $2,543,314 of the delayed deferral contributions.

AZZ incorporated Employee Benefit Plan and Trust
Notes to Financial Statements (continued)

During 2015, the Company remitted the remaining delayed deferral contributions to the plan in the amount of $56,458 plus lost earnings of $961 related to the usage of funds.

SUPPLEMENTARY INFORMATION
AZZ incorporated
Employee Benefit Plan and Trust
Plan 001, EIN 75-0948250

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	Mass Mutual	Holding Account	**	$33,517
	Columbia Acorn Fund	Mid Cap Growth Fund	**	6,366,886
*	Mass Mutual	Premier Money Market Fund	**	5,706,841
*	Northern Tr Select (MF-X)	Indexed Equity Fund	**	6,437,377
	MFS Investment Management	Value Fund	**	9,822,867
	T. Rowe Price	Retirement 2005 Fund	**	91,505
	T. Rowe Price	Retirement 2010 Fund	**	1,579,751
	T. Rowe Price	Retirement 2015 Fund	**	3,016,781
	T. Rowe Price	Retirement 2020 Fund	**	4,647,430
	T. Rowe Price	Retirement 2025 Fund	**	6,163,654
	T. Rowe Price	Retirement 2030 Fund	**	7,287,005
	T. Rowe Price	Retirement 2035 Fund	**	3,954,708
	T. Rowe Price	Retirement 2040 Fund	**	3,948,645
	T. Rowe Price	Retirement 2045 Fund	**	3,032,173
	T. Rowe Price	Retirement 2050 Fund	**	2,223,527
	T. Rowe Price	Retirement 2055 Fund	**	1,008,024
	T. Rowe Price	Income Fund	**	563,437
	American Funds	EuroPacific Growth Fund	**	6,693,588
	PIMCO	Total Return Fund	**	10,476,624
	American Century Growth Fund	Growth Fund	**	11,481,379
*	AZZ incorporated	AZZ incorporated common stock	**	844,580
	Participant Notes Receivable	Interest rates ranging from 3.25% to 7.25% maturing at various dates through 2017	—	4,255,639
				$99,635,938

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SUPPLEMENTARY INFORMATION
AZZ incorporated
Employee Benefit Plan and Trust
Plan 001, EIN 75-0948250

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
X	—	—	2,599,772	—

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AZZ incorporated Employee Benefit Plan and Trust
(Name of Plan)

DATE: July 10, 2015	By:	/s/ Debbie R. Forester
Debbie R. Forester
Vice President, Human Resources and Plan Administrator

EXHIBIT INDEX

23.1	Consent of Weaver and Tidwell, L.L.P. (Filed herewith)